UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

NOTIFICATION OF LATE FILING                           SEC FILE
        (AMENDED)                                      NUMBER
                                                      001-14035
                                                    CUSIP NUMBER
                                                     85254C 10 7

(Check One)
   Form 10-k
   Form 20-F
   Form 11-K
 X Form 10-Q
   Form N-SAR

          For Period Ended: April 29, 2000
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
          _____________________________________
 Read Instruction (on back page) Before Preparing Form.  Please
                         Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
Stage Stores, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
10201 N. Main Street
Address of Principal Executive Office (Street and Number)
Houston, Tx, 77025
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-F or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On June 13, 2000 the Registrant filed Form 12b- 25 indicating that they intended to rely on Rule 12b-25(b) permitting an extension of five calendar days to file Form 10Q. The Registrant has subsequently learned that its independent auditors have been unable to complete their review of interim financial information to be included in the Form 10Q for the period ended April 29, 2000, because all the information necessary to complete the review was not available on a timely basis.

          On June 1, 2000, Stage Stores, Inc., and certain of its wholly-owned subsidiaries, filed for protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas. Shortly after that date, the Registrant's stock was delisted from the New York Stock Exchange. Because of these and related subsequent events, including the accounting issues which have arisen as a result of the Registrant's filing for bankruptcy, the Registrant's independent auditors have been unable to complete their review of the interim financial information to be included in the Form 10Q for the period ended April 29, 2000. The Registrant intends to file Form 10Q as soon as its independent auditors have completed their review. However at this time, the Registrant is unable to determine when it will make this filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Charles M. Sledge           713               669-2652
         (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).    Yes    No

          The Registrant filed its 10-K for the year ended January 29, 2000, 132 days after the close of the registrant's fiscal year. The registrant filed Form 12b-25 to extend the filing period. The filing was delayed as a result of recent changes in its company officers and financial staff personnel, and the lack of certain information related to subsequent events, including the previously referenced bankruptcy proceedings instituted by the registrant.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?       Yes
     No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          On June 1, 2000, Stage Stores, Inc., and certain of its wholly-owned subsidiaries, filed for protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas. It has not yet been fully determined what effect the bankruptcy proceeding will have on the results of operations of the registrant as compared to the corresponding period of the last fiscal year.


                                    Stage Stores, Inc.

          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    June 29, 2000              By     /s/ Charles M. Sledge
                                        Charles M. Sledge, Senior
                                        VP Finance, Treasurer and
                                        Corporate Secretary